UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-42132

Nova Minerals Limited
(Exact name of registrant as specified in its charter)

Suite 5, 242 Hawthorn Road, Caulfield, Victoria 3161 Australia
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
American Depositary Shares each representing 12 Ordinary Shares, no par value Warrants to purchase American Depositary Shares

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒

Rule 12g-4(a)(2)	☐

Rule 12h-3(b)(1)(i)	☒

Rule 12h-3(b)(1)(ii)	☐

Rule 15d-6	☐

Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One

On June 16, 2026 (“Effective Date”), the redomiciliation (“Redomiciliation”) of Nova Minerals Limited, an Australian corporation (“Nova Minerals”), was implemented under Australian law in accordance with the Scheme Implementation Deed, as amended and restated on March 30, 2026, between Nova Minerals and Nova Minerals Corp, a Nevada corporation (“US Holdco”). The Redomiciliation was effected pursuant to a statutory Scheme of Arrangement under Australian law (the “Scheme”). As a result of the Redomiciliation, Nova Minerals became a wholly-owned subsidiary of US Holdco, which is the new parent company.

In connection with the Scheme:

●	holders of ordinary shares of Nova Minerals listed on the ASX received one Chess Depositary Interest, representing 1/12th of a share of common stock (“CDI”) for every ordinary share of Nova Minerals held on the Scheme record date;

●	holders of ordinary shares of Nova Minerals quoted on the OTC markets received one share of US Holdco shares of common stock (“Common Stock”) for every 12 ordinary shares of Nova Minerals held on the Scheme record date;

●	holders of American Depositary Shares (“ADSs”), with each ADS representing 12 ordinary shares of Nova Minerals, received one share of Common Stock for every ADS held on the Scheme record date; and

●	holders of listed warrants of Nova Minerals (“Nova Minerals Warrants”) received three listed warrants of US Holdco (“US Holdco Warrants”) for every Nova Minerals Warrant held on the Scheme record date.

The Scheme constituted a succession for purposes of Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

In connection with such succession, the Nasdaq Stock Market LLC (“Nasdaq”) has filed a Form 25 with respect to the ADSs and the Nova Minerals Warrants. US Holdco has applied to list the Common Stock and the US Holdco Warrants on the NYSE American. The Common Stock and US Holdco Warrants are expected to start trading on the NYSE American from June 17, 2026, thus replacing Nova Minerals’s Nasdaq listing of ADSs and Nova Minerals Warrants.

This Form 15 relates solely to the reporting obligations of Nova Minerals and does not affect the reporting obligations of US Holdco, which is the successor of Nova Minerals under the Exchange Act.

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Pursuant to the requirements of the Securities Exchange Act of 1934, Nova Minerals Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 16, 2026	By:	/s/ Christopher Gerteisen
	Name:	Christopher Gerteisen
	Title:	Chief Executive Officer and Executive Director

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